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www.lw.com

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File No. 057353-0001

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street,

N.E. Washington, D.C. 20549-6010

Attention:	Jay Ingram
Leland Benton
Melinda Hooker
John Cash

Re:	e.l.f. Beauty, Inc.
Registration Statement on Form S-1 (File No. 333-213333)
Filed on August 26, 2016
CIK No. 0001600033

Ladies and Gentlemen:

e.l.f. Beauty, Inc. (the “Company” or “e.l.f.”) filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on August 26, 2016. The Company desires to supplementally provide information to the staff of the Commission (the “Staff”) regarding the fair market values used as the basis for determining stock-based compensation in connection with the Company’s stock option grants during the last twelve months.

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Securities and Exchange Commission, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR omitting the confidential information contained in this letter.

The Company respectfully advises the Staff that the Company believes that the per share fair market values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate for the reasons set forth below. In addition, the Company respectfully advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of directors and selling

September 2, 2016

stockholders and reflecting the input from the lead underwriters for its initial public offering, the Company currently anticipates an approximate price range of $[****] to $[****] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[****] per share (the “Preliminary Assumed IPO Price”). The Company’s final Preliminary IPO Price Range remains under discussion with the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show. The Preliminary IPO Price Range does not reflect any stock split that the Company may effect prior to the Securities and Exchange Commission’s declaration of effectiveness of the Registration Statement.

Stock Option Grants

During the last twelve months, the Company has issued the following stock option grants:

Grant Date	Aggregate Number of Shares Issued or Issuable in the Grants	Exercise Price Per Share (1)	Fair Market Value Per Share (2)	Recorded Compensation Element (3)
December 17, 2015 (4)	127,500	$11.49	$[****]	$635,800
March 28, 2016	170,000	$14.61	$[****]	$932,850
August 9, 2016	155,750	$22.70	$[****]	—

(1)	In connection with the special dividend to stockholders declared on June 7, 2016 (the “Special Dividend”), the exercise price per share of each stock option outstanding at the time of the Special Dividend was reduced by an amount equal to the per share dividend of $4.93. The reduction in the exercise price per share for the stock options granted on December 17, 2015 and March 28, 2016 is not reflected in the table above.

(2)	Please refer to the Summary of Valuations and Board Determinations of Fair Market Value section of this letter for a discussion of the assumptions used to derive the fair value of a share of common stock as of a date proximate to each option grant. In each case, the exercise price was determined by the board of directors or compensation committee based in part upon the fair value of the Company’s common stock pursuant to the most recent independent third-party valuation report prior to the grant date. Additionally, for valuation purposes the fair market value per share is based on the independent third-party valuation report most proximate to the grant date, which, in the case of the December 17, 2015 and March 28, 2016 options, was later than the grant date. Please refer to footnote 4 to this table and the Summary of Valuations and Board Determinations of Fair Market Value—December 2015 Fair Value Determination section of this letter for additional information regarding the valuations used in the board of directors’ or compensation committee’s determination of the respective exercise price for the December 17, 2015 and March 28, 2016 options.

(3)

The recorded compensation element represents the cumulative grant date fair value (“GDFV”) of each option, which is based on a Monte Carlo simulation model for awards subject to both a market condition and the occurrence of a performance condition (“performance-based options”) or the Black-Scholes valuation model for awards subject only to a service condition (“service-based options”). The Company records stock-based compensation expense in accordance with Accounting Standards Codification (“ASC”) 718 – Compensation-stock compensation. On December 17, 2015, the Company granted 42,500

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY E.L.F. BEAUTY, INC. WITH RESPECT

TO THIS LETTER.

September 2, 2016

performance-based options at an average GDFV of $[****] per option and 85,000 service-based options at a GDFV of $[****] per option. On March 28, 2016, the Company granted 52,500 performance-based options at an average GDFV of $[****] per option and 117,500 service-based options at a GDFV of $[****] per option. On August 9, 2016, the Company granted 47,750 performance-based options and 108,000 service-based options. The GDFV of these awards will be finalized in connection with the Company’s third quarter financial close and reporting process.

(4)	The exercise price of the stock option grants on December 17, 2015 was determined by the compensation committee of the board of directors based in part on a preliminary draft valuation report as of October 1, 2015, which determined the fair value of the Company’s common stock to be $[****] per share. As described in further detail below, the October 2015 Valuation (as defined below) determined the fair value of the Company’s common stock to be $[****] per share.

The recipients of these option grants were employees, consultants or directors of the Company as of the date of grant. The shares subject to these option grants vest and become exercisable either: (i) with respect to options for an aggregate of 310,500 shares granted to certain employees and directors, as to 1/5th of the shares subject to the option on each anniversary of the vesting commencement date, such that all shares subject to the options will be vested on the five-year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date; (ii) with respect to options for an aggregate of 70,875 shares granted to certain employees and directors, upon the stockholders named in the Stockholders Agreement, dated as of January 31, 2014, by and among the Company and certain stockholders party thereto (the “Original Stockholders”), obtaining a return multiple of 3.0x or higher on their capital contributions in the Company, subject to the holder continuing to provide services to the Company through such vesting date; and (iii) with respect to options for an aggregate of 71,875 shares granted to certain employees and directors, upon the Original Stockholders obtaining a return multiple of 4.3x or higher on their capital contributions in the Company, subject to the holder continuing to provide services to the Company through such vesting date.

In the foregoing paragraph, “return multiple” is measured by dividing (i) the aggregate amount of distributions, dividends and sale proceeds received by the Original Stockholders in respect of the equity securities of the Company held by them by (ii) the aggregate amount of capital contributions made by the Original Stockholders to the Company.

Summary of Valuations and Board Determinations of Fair Market Value

The fair value of the Company’s common stock has historically been determined by the Company’s board of directors or the compensation committee of the board of directors. The Company’s board of directors or compensation committee has considered numerous objective and subjective factors as described on page 69 of the Registration Statement, along with input from management, to determine the fair market value of the Company’s common stock. In determining the fair market value of its common stock at various times, the board of directors or compensation committee has also considered independent third-party valuations of the Company’s common stock, which have been obtained on an at-least quarterly basis for the last twelve months and are described in further detail below. These independent third-party valuations have utilized the probability-weighted expected return method (“PWERM”), the option pricing method (“OPM”) or a combination of these and other generally accepted

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY E.L.F. BEAUTY, INC. WITH RESPECT

TO THIS LETTER.

September 2, 2016

valuation methods. PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class. OPM treats common stock and preferred stock as call options, with exercise prices based on the liquidation preference of the preferred stock. Under OPM, common stock has value only if the funds available for distribution to the common stockholders exceed the value of the liquidation preference of the preferred stock. The estimated fair values of the preferred stock and common stock are inferred by analyzing these options.

A comparison of the fair value of the Company’s common stock as estimated by independent third-party valuation reports from October 1, 2015 through July 29, 2016 is set forth below:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share	Percentage Increase in Fair Value Per Share
October 1, 2015	$[****]	N/A
December 31, 2015	$[****]	[****]%
March 31, 2016	$[****]	[****]%
June 7, 2016	$[****]	[****]%
July 29, 2016	$[****]	[****]%

October 2015 Fair Value Determination

In February 2016, the Company obtained an independent third-party valuation of the Company’s common stock as of October 1, 2015, which determined that the fair value of the Company’s common stock was $[****] per share as of October 1, 2015 (the “October 2015 Valuation”). In determining the October 2015 Valuation, the independent third-party valuation used a hybrid method that utilized a combination of PWERM and OPM to allocate equity value under two different scenarios: (i) a scenario where the Company successfully completes an initial public offering (“IPO”) in the near term and (ii) a scenario in which the Company does not complete an IPO in the near term and the timing and type of liquidity event becomes more uncertain. The organizational meeting for the IPO had not yet occurred as of October 1, 2015, and there was fairly limited visibility into whether and when an IPO may occur. Accordingly, the October 2015 Valuation weighted the probability of an IPO at [****]% and the probability of no IPO at [****]%.

December 2015 Fair Value Determination

In March 2016, the Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2015, which determined that the fair value of the Company’s common stock was $[****] per share as of December 31, 2015 (the “December

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY E.L.F. BEAUTY, INC. WITH RESPECT

TO THIS LETTER.

September 2, 2016

2015 Valuation”). In determining the December 2015 Valuation, the independent third-party valuation used a hybrid method that utilized a combination of PWERM and OPM to allocate equity value under two different scenarios: (i) a scenario where the Company successfully completes an IPO or sale or merger (“M&A”) occurring in the near term (“near-term IPO/M&A scenario”) and (ii) a scenario in which the Company does not complete an IPO or an M&A transaction in the near term and the timing and type of liquidity event becomes more uncertain (“long-term exit scenario”).

As of December 31, 2015, the Company had held an organizational meeting for an IPO and the Company, its counsel, underwriters and underwriters’ counsel were working on a draft registration statement on Form S-1. Based on the decision to pursue a potential IPO, the Company revised the composition of the scenarios considered as inputs for valuation purposes and increased the probability of an IPO occurring in the near-term, as compared to the October 2015 Valuation. The December 2015 Valuation weighted the probability of the long-term exit scenario [****] higher than the near-term IPO/M&A scenario [****], and, specifically with respect to the near-term IPO/M&A scenario, the probability of an IPO [****] was higher than an M&A transaction [****]. These changes contributed to an overall increase in the fair value of the Company’s common stock.

As further context for the increase from the October 2015 Valuation, during the period from October 2015 through December 2015, the Company’s projected 2017 EBITDA increased as a result of material productivity improvements at one of the Company’s largest customers. Additionally, net debt decreased as a result of strong operating cash flows during the fourth quarter of fiscal 2015.

March 2016 Fair Value Determination

In May 2016, the Company obtained an independent third-party valuation of the Company’s common stock as of March 31, 2016, which determined that the fair value of the Company’s common stock was $[****] per share as of March 31, 2016 (the “March 2016 Valuation”). In determining the March 2016 Valuation, the independent third-party valuation continued to use a hybrid method that utilized a combination of PWERM and OPM to allocate equity value under two different scenarios: (i) a near-term IPO/M&A scenario and (ii) a long-term exit scenario.

By March 31, 2016, the Company’s work on the draft registration statement on Form S-1 had progressed and the Company anticipated submitting the draft registration statement on a confidential basis to the Commission in the near term. Accordingly, for purposes of the March 2016 Valuation, the Company increased the probability of the near-term IPO/M&A scenario to [****]%, which contributed to an overall increase in the fair value of the Company’s common stock.

As further context for the increase from the December 2015 Valuation, during the period from December 2015 through March 2016, the Company’s projected 2017 EBITDA increased as a result of continued productivity improvements at one of the Company’s largest customers. Additionally, net debt decreased as the Company repaid amounts borrowed under its revolving credit facility. These factors contributed to the increase in the fair value of the Company’s common stock determined in both the near-term IPO/M&A scenario and the long-term exit scenario.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY E.L.F. BEAUTY, INC. WITH RESPECT

TO THIS LETTER.

September 2, 2016

June 2016 Fair Value Determination

In July 2016, the Company obtained an independent third-party valuation of the Company’s common stock as of June 7, 2016, which determined that the fair value of the Company’s common stock was $[****] per share as of June 7, 2016 (the “June 2016 Valuation”). The June 2016 Valuation reflected the impact of the Special Dividend. In determining the June 2016 Valuation, the independent third-party valuation continued to use a hybrid method that utilized a combination of PWERM and OPM to allocate equity value under two different scenarios: (i) a near-term IPO/M&A scenario and (ii) a long-term exit scenario.

As of June 7, 2016, the Company had submitted the draft registration statement on Form S-1 to the Commission and was working on a response to comments received from the Staff. Accordingly, for purposes of the June 2016 Valuation, the Company increased the probability of the near-term IPO/M&A scenario to [****]%, and, specifically with respect to the near-term IPO/M&A scenario, increased the probability of an IPO to [****]%. The increased weighting toward a near-term IPO contributed to an overall increase in the fair value of the Company’s common stock.

As further context for the increase from the March 2016 Valuation, during the period from March 2016 through June 2016, the Company’s projected 2017 EBITDA increased as a result of a material planned expansion of space at one of the Company’s largest customers, contributing to an increase in the fair value of the Company’s common stock in both the near-term IPO/M&A scenario and the long-term exit scenario. This increase was partially offset by the Company’s incurrence of additional debt under a senior credit facility on June 7, 2016 and use of the proceeds from the borrowing to partially fund the Special Dividend.

July 2016 Fair Value Determination

In July 2016, the Company obtained an independent third-party valuation of the Company’s common stock as of July 29, 2016, which determined that the fair value of the Company’s common stock was $[****] per share as of July 29, 2016 (the “July 2016 Valuation”). In determining the July 2016 Valuation, the independent third-party valuation continued to use a hybrid method that utilized a combination of PWERM and OPM to allocate equity value under two different scenarios: (i) a near-term IPO/M&A scenario and (ii) a long-term exit scenario.

As of July 29, 2016, the Company had submitted two amendments to the draft registration statement on Form S-1 to the Commission and was preparing a third amendment. Accordingly, for purposes of the July 2016 Valuation, the Company increased the probability of the near-term IPO/M&A scenario to [****]%. The increased weighting toward a near-term IPO contributed to an overall increase in the fair value of the Company’s common stock. Specifically with respect to the near-term IPO/M&A scenario, the probability of an IPO remained the same as in the June 2016 Valuation, as the Company had not yet made a final decision to publicly file its registration statement on Form S-1. During the period from June 2016 through July 2016, there was no change in the Company’s projected EBITDA.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY E.L.F. BEAUTY, INC. WITH RESPECT

TO THIS LETTER.

September 2, 2016

Preliminary Assumed IPO Price

As noted above, the anticipated Preliminary IPO Price Range is $[****] to $[****] per share, with a Preliminary Assumed IPO Price of approximately $[****] per share. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, midpoint and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-end	Midpoint	High-end
Pre-Offering Equity Value	$[****]	$[****]	$[****]
Pre-Offering Equity Value Per Share	$[****]	$[****]	$[****]

Comparison of IPO Price Range and Estimated Fair Value

The Company notes that, as is typical in IPOs, the estimated Preliminary IPO Price Range was not derived using a formal valuation of fair value, but was determined by discussion among the Company, the selling stockholders and the underwriters. The primary factor that accounts for the increase in the Preliminary IPO Price Range over the July 2016 Valuation is the difference in valuation methodology. The valuation methodology used by the underwriters is based on quantitative and qualitative factors, which differ from the methodologies of the Company’s valuation specialists for the valuation reports. In particular, because the hybrid PWERM utilizes a probability-weighted approach, the resulting fair value per share reflects the potential for alternative events, which inherently decreases the fair value per share due to the combination of (i) operating scenarios other than an IPO, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. In contrast, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) nor discounted for a lack of marketability.

Conclusion

In light of the factors described in this letter, the Company respectfully advises the Staff that the Company believes that the per share fair market values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY E.L.F. BEAUTY, INC. WITH RESPECT

TO THIS LETTER.

September 2, 2016

We hope the foregoing information is helpful for purposes of your review in advance of the preliminary price range for the offering. Please do not hesitate to contact me by telephone at (650) 463-3082 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Stephen T. Soper

Stephen T. Soper, Esq. of LATHAM & WATKINS LLP

cc:	Tarang P. Amin, e.l.f. Beauty, Inc.
John P. Bailey, e.l.f. Beauty, Inc.
Scott K. Milsten, e.l.f. Beauty, Inc.
Tad J. Freese, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP
Thomas Holden, Esq., Ropes & Gray LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY E.L.F. BEAUTY, INC. WITH RESPECT

TO THIS LETTER.